OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601 ___________	April 23, 2013	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 ___________ TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR

Re:	Quintiles Transnational Holdings Inc.

Registration Statement on Form S-1, as amended

File No. 333-186708

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Riedler:

On behalf of Quintiles Transnational Holdings Inc. (“Quintiles”), in connection with Quintiles’ Registration Statement on Form S-1 (File No. 333-186708) (as amended, the “Registration Statement”) for the proposed initial public offering of its common stock, we respectfully submit this letter in connection with additional information anticipated to be included in the preliminary prospectus. On behalf of Quintiles, we are submitting supplementally with this letter pages of the prospectus, marked against Amendment No. 2 to the Registration Statement as filed, containing a brief update to the financial information provided in the recent developments section. Quintiles will include the foregoing information in an amendment to the Registration Statement to be filed before the distribution of preliminary prospectuses.

We thank you for your prompt attention to this letter.

Sincerely yours, SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Gerald F. Roach
Gerald F. Roach

cc:	Securities and Exchange Commission

    Jennifer Riegel

    Austin Stephenson

    Tabatha Akins

    Lisa Vanjoske

Quintiles Transnational Holdings Inc.

    Thomas H. Pike

    Kevin K. Gordon

    James H. Erlinger III

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

    Amy M. Batten

Simpson Thacher & Bartlett LLP

    Joshua Ford Bonnie

White & Case LLP

    Colin Diamond

laboratory and data library to help our customers reduce costs, improve efficiency and effectiveness, and deliver better healthcare outcomes.

Build Upon Our Customer Relationships.    We intend to leverage the breadth and depth of our global operations, service offerings, therapeutic expertise, analytics experience and technology, combined with our existing relationships with participants across the healthcare industry, to capture a significant share of the large “untapped” biopharmaceutical spending not historically available to biopharmaceutical services companies. We intend to build upon our strong customer relationships to further penetrate new opportunities as our customers seek to reduce and variabalize their cost structures.

Continue to Enable Innovative and Flexible Business Solutions.    We believe that sustainable and growing revenue can be achieved through differentiation of services, coupled with deeper and broader relationships and a commitment to structuring flexible and innovative solutions to meet the diversified and changing needs of the healthcare industry. We intend to leverage our people, processes and technologies to provide significant value to our customers through customized outsourcing, shifting more of the responsibility for managing development to us and other arrangements that can save our customers time and money and contribute to our profitable growth.

Use Our Therapeutic, Scientific and Domain Expertise to Improve Outcomes.    We believe our deep scientific, therapeutic and domain expertise enables us to help customers deliver and demonstrate enhanced value for patients and solve the complex challenges inherent in drug development and commercialization. We intend to leverage our scientific expertise and innovative technologies to improve value for our customers.

Leverage Our Global Footprint and Presence in Significant Emerging Markets.    We have some of the broadest global capabilities in the biopharmaceutical services industry, with a presence in all of the major biopharmaceutical markets, including the United States, Japan, Europe and each of the BRIC countries. We intend to leverage our global footprint to increase our penetration and grow our revenues in both developed and developing markets as the biopharmaceutical industry seeks to better leverage its resources while serving the needs of an expanding and aging global population. For example, we are able to support our customers in the Asia-Pacific region with a large regional workforce, which we believe is significantly larger than that of any of our competitors.

Capitalize on Emerging Growth Opportunities in the Broader Healthcare Market.    We believe that healthcare stakeholders, such as regulatory authorities, payers, providers and patients, are transforming the delivery of healthcare by increasingly seeking evidence to support drug approval, reimbursement, prescribing and consumption decisions in a manner that will afford us opportunities to use our competitive strengths in new markets. We plan to leverage our deep experience in interventional Phase IIIb/IV trials, our broad array of consulting expertise and our observational research capabilities to help meet the increasing need for real-world and late phase research to assist our customers in monitoring safety, proving efficacy, evaluating benefit-risk, demonstrating effectiveness and gaining market access. We also intend to use our existing capabilities to expand our reach into adjacent market opportunities that are complementary to our historical focus, including payer and provider services.

Recent Developments

We have not yet completed preparation of our consolidated financial statements for the quarter ended March 31, 2013, but based on information available to date, we estimate for the quarter ended March 31, 2013:

•	Total net new business of $1,245 million, compared to $1,052 million for the quarter ended March 31, 2012, comprised of the following (in millions):

	2013	2012
Product Development	$1,075	$847
Integrated Healthcare Services	170	205

Total segment	$1,245	$1,052

•	Backlog at March 31, 2013 of $9.0 billion, compared to $8.7 billion at December 31, 2012.

6

•	Total service revenues of $927 million, compared to $888 million for the quarter ended March 31, 2012, comprised of the following (in millions):

	2013	2012
Product Development	$706	$656
Integrated Healthcare Services	221	232

Total segment	$927	$888

•

This increase in revenue is comprised of constant currency revenue growth of approximately $50 million, or 5.7%, and $6 million from businesses acquired after the first quarter of 2012, partially offset by a negative impact of approximately $17 million from the effects of foreign currency fluctuations.

•	Income from operations of $115 million, compared to $92 million for the quarter ended March 31, 2012, comprised of the following (in millions):

	2013	2012
Product Development	$133	$112
Integrated Healthcare Services	6	14

Total segment	139	126
General corporate and unallocated expenses	(22)	(34)
Restructuring costs	(2)	0

Consolidated	$115	$92

•	Net income attributable to Quintiles Transnational Holdings Inc. of $48 million compared to $43 million for the quarter ended March 31, 2012.

•	Cash of $454 million and debt of $2,389 million at March 31, 2013.

Income from operations for the three months ended March 31, 2013 was favorably impacted by approximately $5 million in Product Development from the reduction of an accrual for a statutory profit sharing plan that resulted from guidance handed down by an administrative court in France. Income from operations for the three months ended March 31, 2012 was negatively impacted by costs of approximately $13 million (which did not recur in the three months ended March 31, 2013) from the re-pricing of certain stock options and the payment of bonuses, both in connection with a dividend paid to shareholders in the first quarter of 2012.

Certain information that will appear in our financial statements for the three months ended March 31, 2013, including our net income, is not presented above and is necessary for readers to gain a more complete understanding of our financial position and results of operations for the three months ended March 31, 2013. As a result, readers should not place undue weight on the preliminary financial results presented above.

The unaudited consolidated financial results presented above are preliminary, based upon our estimates as of the date of this prospectus and subject to the completion of our procedures for finalizing our financial results for the quarter ended March 31, 2013. As we complete our procedures, we may make further adjustments to these preliminary results. Accordingly, these results may change and those changes may be material. This preliminary consolidated financial data has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP has not audited, compiled or completed its review procedures with respect to this preliminary consolidated financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. You should read this preliminary consolidated financial data in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

7